September 21, 2020

VIA EDGAR

Laura Nicholson, Special Counsel

Lauren Nguyen, Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

RE:                          Coronado Global Resources Inc.

Registration Statement on Form S-3

Filed: July 7, 2020

File No. 333-239730

Ladies and Gentlemen:

Coronado Global Resources Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated July 21, 2020 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-3 (the “Original Registration Statement”).  We are concurrently filing an amended Registration Statement on Form S-3 (“Amendment No. 1”) that includes changes in response to the Staff’s comments.

For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.  Page references in the text of this response letter correspond to page numbers in Amendment No. 1 unless otherwise noted.  Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Form S-3 filed July 7, 2020

Cover Page

1.              Please disclose the method by which the price for the primary offering and secondary offering will be determined.  Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.  In addition, please disclose that share prices on the Australian Securities Exchange may not be indicative of the market price on a U.S. national

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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

September 21, 2020

securities exchange.

Response:  We acknowledge the Staff’s comment and, in accordance with Instruction 2 to Item 501(b)(3) of Regulation S-K, have revised the cover page of the prospectus forming a part of Amendment No. 1 to (i) disclose that we and Coronado Group LLC (the “Selling Stockholder”) may sell the securities covered thereby “at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices,” (ii) include a cross-reference, highlighted by prominent type, to the “Plan of Distribution” section of the prospectus, which contains a discussion of the method by which the price for the securities will be determined, (iii) disclose the most recent market price of our CHESS Depositary Interests (“CDIs”) on the Australian Securities Exchange (the “ASX”), the U.S. dollar-equivalent thereof based on the exchange rate as of a recent date and the equivalent thereof expressed in shares of our common stock (“Common Stock”), reflecting the 10-to-1 ratio of CDIs to shares of Common Stock, (iv) disclose that, while the price at which shares of our Common Stock sold in the primary offering or the secondary offering will depend, in part, on the manner and timing of such sales, we expect that such price will be derived from the trading price of our CDIs on the ASX, as adjusted for the foreign exchange rate and 10-to-1 ratio of CDIs to shares of Common Stock, until such time as our Common Stock begins trading on the New York Stock Exchange (“NYSE”), and (v) disclose that, due to market conditions and other factors, the trading price of our CDIs on the ASX may not be indicative of the market price for our Common Stock on a U.S. national securities exchange.

General

2.                Please provide your analysis as to your eligibility to use Form S-3 for the primary and secondary offerings under General Instruction I.B of Form S-3.  For example, if you intend to rely on General Instructions I.B.1 and I.B.3, please provide your analysis as to how you meet the requirements of such instructions.

Response:  For the reasons set forth below, we respectfully submit that we are eligible to register the primary and secondary offerings on Form S-3 pursuant to General Instruction I.B.

Primary Offering

We respectfully advise the Staff that the Company is eligible to register the primary offering on Form S-3 pursuant to General Instruction I.B.1 because the securities covered thereby are being offered for cash by us, as the registrant, and the aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates is greater

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

September 21, 2020

than $75 million, computed based on the price at which the CDIs were last sold on the ASX, the principal market for our common equity, as of July 1, 2020, which is a date within 60 days prior to the date of filing of the Original Registration Statement.

The only class of common equity that we have outstanding is our Common Stock.  As of July 1, 2020, the total number of shares of our Common Stock outstanding, including shares of Common Stock underlying CDIs, was 96,651,692, of which 77,595,860.2 shares, or 80.3%, were beneficially owned by affiliates (i.e., the Selling Stockholder, our directors and executive officers).  The remaining 19,055,831.8 shares, or 19.7%, were beneficially owned by non-affiliates in the form of CDIs traded on the ASX.

On July 1, 2020, the closing sale price of the CDIs on the ASX was A$0.95, and the U.S. dollar-equivalent thereof was US$0.6569 (based on the Australian dollar-to-U.S. dollar spot exchange rate for July 1, 2020 of A$1.00 = US$0.6915, as reported by Bloomberg).  After giving effect to the 10-to-1 ratio of CDIs to shares of Common Stock, the Common Stock-equivalent of such closing sale price on July 1, 2020 was approximately US$6.569.

Therefore, the aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates was approximately US$125.2 million as of July 1, 2020 (i.e., 19,055,831.8 shares of Common Stock multiplied by US$6.569).

Further, as of September 14, 2020, after completion of the Australian Follow-on Offering (as defined below), the total number of shares of our Common Stock outstanding, including shares of Common Stock underlying CDIs, was 138,387,890, of which 77,627,132.3 shares, or 56.1%, were beneficially owned by affiliates. The remaining 60,760,757.7 shares, or 43.9%, were beneficially owned by non-affiliates in the form of CDIs traded on the ASX.

On September 14, 2020, the closing sale price of the CDIs on the ASX was A$0.82, and the U.S. dollar-equivalent thereof was US$0.5976 (based on the Australian dollar-to-U.S. dollar spot exchange rate for September 14, 2020 of A$1.00 = US$0.7288, as reported by Bloomberg). After giving effect to the 10-to-1 ratio of CDIs to shares of Common Stock, the Common Stock-equivalent of such closing sale price on September 14, 2020 was approximately US$5.976.

Therefore, the aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates was approximately US$363.1 million as of September 14, 2020 (i.e., 60,760,757.7 shares of Common Stock multiplied by US$5.976).

Secondary Offering

We respectfully advise the Staff that the Company is eligible to register the secondary offering on Form S-3 pursuant to General Instruction I.B.1 and Securities Act Forms Compliance and Disclosure Interpretation (“C&DI”) 116.14.  Securities Act Forms C&DI 116.14 provides:

Question: If an issuer meets the float test in General Instruction I.B.1 of Form S-3, may it use Form S-3 for secondary offerings, even though the securities to be issued are not listed on a national securities exchange or quoted on an automated quotation system of a national securities association, as required by General Instruction I.B.3?

Answer: Yes. [Feb. 27, 2009]

As explained under “Primary Offering” above, we meet the float test in General Instruction I.B.1.  Therefore, we are eligible to register the secondary offering on Form S-3 in accordance with Securities Act Forms C&DI 116.14.

3.              Please provide us with a detailed analysis as to why the proposed resale offering

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

September 21, 2020

is not a primary offering on your behalf.  In that regard, we note the size of the proposed resale offering relative to the number of shares presently outstanding, as well as the selling shareholder’s relationship with the registrant.  We also note that no public market currently exists for the shares of common stock in the United States.  We may have further comment after reviewing your response.  For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Response:  For the reasons set forth below, we respectfully submit that the offering of 77,308,103 shares of our Common Stock (the “Shares”) by the Selling Stockholder is a valid secondary offering by or on behalf of the Selling Stockholder and that the Selling Stockholder is not, and should not be considered, an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933 (the “Securities Act”) in a primary offering of the Shares on our behalf.

History of the Company

We were founded in 2011 by Garold Spindler, our Chief Executive Officer, James Campbell, our President and Chief Operating Officer, and a fund affiliated with The Energy & Minerals Group (“EMG”), with the intention of evaluating, acquiring and developing metallurgical coal properties.  The Selling Stockholder is currently owned by funds managed by EMG (collectively, the “EMG Group”), and certain members of our management.  Since 2011, we have grown the scale and platform of our current operations principally from four mining property acquisitions in the United States and Australia.

As disclosed in the section entitled “Selling Stockholder” on page 28, prior to a corporate reorganization in August 2018 (the “Reorganization Transaction”), Coronado Group Holdco LLC, a Delaware limited liability company and the holding company of our Australian Operations, was a wholly-owned subsidiary of the Selling Stockholder.  In connection with the Reorganization Transaction:

(i)                                     on August 13, 2018, Coronado Group Holdco LLC was converted into the Company and the Selling Stockholder’s limited liability company interest in Coronado Group Holdco LLC was converted into one fully paid and nonassessable share of our Common Stock;

(ii)                                  on September 17, 2018, the Board of Directors of the Company approved a 19,613,985-for-1 split of the outstanding shares of Common Stock, following which the Selling Stockholder owned 19,613,985 shares of Common Stock; and

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

September 21, 2020

(iii)                               pursuant to a contribution agreement, dated September 19, 2018, by and between the Selling Stockholder and the Company, the Company issued 60,386,015 shares of Common Stock to the Selling Stockholder in exchange for a contribution by the Selling Stockholder of all of the equity ownership in the U.S. Operations to the Company, which the Company subsequently contributed to its wholly-owned subsidiary, Coronado Coal Corporation.

Immediately following the Reorganization Transaction, we remained a wholly-owned subsidiary of the Selling Stockholder.

On September 24, 2018, we entered into the Stockholder’s Agreement, the Registration Rights and Sell-Down Agreement and the Relationship Deed with the Selling Stockholder and the EMG Group.

On October 23, 2018, we completed an initial public offering on the ASX (the “Australian IPO”), pursuant to which the Company issued and sold the equivalent of 16,651,692 shares of Common Stock in the form of CDIs and the EMG Group, through the Selling Stockholder, sold the equivalent of 2,691,896.4 shares of Common Stock in the form of CDIs.

In connection with the Australian IPO, the Selling Stockholder entered into a voluntary escrow agreement (the “Voluntary Escrow Agreement”) under which it agreed, among other things, to certain restrictions and prohibitions from engaging in transactions involving the shares of our Common Stock that it holds for a restricted period that ended in February 2020.

On September 14, 2020, we completed a follow-on equity offering that included (a) an underwritten placement to institutional investors and other selected investors and (b) a pro rata non-renounceable entitlement offer to eligible existing Coronado CDI holders (collectively, the "Australian Follow-on Offering"), pursuant to which the Company issued and sold an aggregate of 41,736,198 shares of Common Stock in the form of CDIs. The Selling Stockholder did not participate in the Australian Follow-on Offering.

The EMG Group beneficially owns approximately 55.9% of the issued and outstanding shares of our Common Stock through their ownership of the Selling Stockholder.  The remaining 44.1% is owned by public investors and members of our management in the form of CDIs traded on the ASX.  In addition, the Selling Stockholder holds one share of preferred stock Series A, par value $0.01 per share, of the Company (the “Series A Share”), which is the only share of preferred stock of the Company issued and outstanding and was issued to the Selling Stockholder in connection with the Reorganization Transaction in September 2018.  The holder of the Series A Share is permitted to nominate and elect members of our Board of Directors in relation to the level of the holder’s aggregate beneficial ownership of shares of our Common Stock.

Analysis

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

September 21, 2020

with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

Securities Act Rules C&DI 612.09 explains, in part:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.  Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

After consideration of all of the factors listed in Securities Act Rules C&DI 612.09, which are discussed in detail below in the context of Amendment No. 1, it is the Company’s view that the Selling Stockholder’s proposed offering of the Shares is a valid secondary offering.

How long the Selling Stockholder has held the Shares

The length of time that the Selling Stockholder has held the Shares is inconsistent with a determination that the proposed secondary offering of the Shares is a primary offering on behalf of the Company.  The Selling Stockholder initially acquired its interest in the Company’s predecessor in 2011 in a bona fide private placement.  From 2011 until August 2018, the Selling Stockholder and other affiliated entities wholly owned the Company’s predecessor as well as the U.S. Operations.  In connection with the Reorganization Transaction, which was completed nearly two years ago, the Selling Stockholder’s interests in the Company’s predecessor and the U.S. Operations were converted into and were exchanged for an aggregate of 80,000,000 shares of Common Stock, which shares of Common Stock included the Shares.  Thus, the Selling Stockholder has held the interests represented by the Shares for over nine years.  The significant period of time that the Selling Stockholder has held these interests indicates that the Selling Stockholder has borne the market risk of the Shares as an investment, and not with a view to the distribution thereof.  Moreover, other than the EMG Group’s sale through the Selling Stockholder of the equivalent of 2,691,896.4 shares of Common Stock in the form of CDIs in connection with the Australian IPO (representing only approximately 3.3% of the Selling Stockholder’s ownership interest at such time), the Selling Stockholder did not sell any shares of Common Stock in the Australian Follow-on Offering and  has not sold or otherwise disposed of any shares of Common Stock since September 2018, which further indicates that the Selling Stockholder holds the Shares as an investment, and not with a view to the distribution thereof.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

September 21, 2020

Further, although the Shares being registered represent all of the shares of our Common Stock beneficially owned by the Selling Stockholder, the Selling Stockholder does not have a present intention to sell the Shares in a specific transaction.  Rather, the Shares are being registered in order to fulfill the Company’s contractual obligations pursuant to the Registration Rights and Sell-Down Agreement.  Therefore, the Selling Stockholder will continue to bear the market risk with respect to the Shares for an indefinite amount of time following the effectiveness of Amendment No. 1.

The circumstances under which the Selling Stockholder received the Shares

The circumstances under which the Selling Stockholder received the Shares are detailed in the section “History of the Company” above.  The Selling Stockholder and other affiliated entities initially acquired the interests that were subsequently converted into and exchanged for the Shares in 2011, and the Selling Stockholder acquired the Shares in connection with the Reorganization Transaction in August and September 2018.  The facts surrounding these acquisitions, and the fact that the Selling Stockholder (i) entered into the Stockholder’s Agreement, Relationship Deed and Voluntary Escrow Agreement, (ii) sold only a small percentage of the shares of our Common Stock in the Australian IPO and (iii) did not sell or otherwise dispose of any shares of Common Stock in the Australian Follow-on Offering, do not support a conclusion that the Selling Stockholder acquired the Shares with a view to distributing them on behalf of the Company.

In particular, pursuant to the Voluntary Escrow Agreement, the Selling Stockholder agreed in October 2018 not to engage in transactions involving the Shares until February 2020, when our financial results for the year ended December 31, 2019 were released.  As is evidenced by the Voluntary Escrow Agreement, an extended holding period was contemplated by the Selling Stockholder at the time it acquired the Shares.  The fact that the Selling Stockholder was aware that it would be unable to immediately exit its position with respect to the Shares further supports the conclusion that the Selling Stockholder holds the Shares as an investment, and not with a view to the distribution thereof, and, therefore, that the proposed offering of the Shares pursuant to Amendment No. 1 is a valid secondary offering.

The Selling Stockholder’s relationship to the issuer

A description of the Selling Stockholder’s relationship to the Company is detailed in the section “History of the Company” above.  The Selling Stockholder’s ownership of the only issued and outstanding Series A Share entitles the Selling Stockholder to nominate and elect members of the Company’s Board of Directors in relation to the level of the Selling Stockholder’s aggregate beneficial ownership of shares of Common Stock.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

September 21, 2020

Pursuant to the Stockholder’s Agreement, for so long as the Selling Stockholder has the right to nominate and elect directors as a holder of the Series A Share and any such director has been elected, the EMG Group has the right to designate one of the directors nominated by Coronado Group LLC to be included in the membership of any committee of the Company’s Board of Directors, except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules.  Additionally, we note that at our 2020 annual meeting of shareholders, the EMG Group increased the number of individuals that it nominated and elected to our Board of Directors, pursuant to its rights under the terms of the Series A Share, from one to two individuals.  We believe that these appointment rights and the two directors’ service on our Board of Directors evidences the Selling Stockholder’s (and through the Selling Stockholder, the EMG Group’s) long-term investment intent with respect to the Company and is inconsistent with a conclusion that the Selling Stockholder acquired the Shares for the purpose of distributing them on behalf of the Company.

Additionally, as discussed in further detail in Amendment No. 1, the Company entered into the Registration Rights and Sell-Down Agreement with the Selling Stockholder in September 2018 in connection with the Reorganization Transaction.  The Registration Rights and Sell-Down Agreement governs the Selling Stockholder’s ability to require the Company to register shares of Common Stock under the Securities Act and to assist the Selling Stockholder in selling some or all of the Shares (including in the form of CDIs).  Aside from certain customary provisions under the Registration Rights and Sell-Down Agreement, including provisions permitting the Company to postpone registration or refuse to effect an underwritten offering on behalf of the Selling Stockholder under certain circumstances, the Company has no contractual, legal or other relationship with the Selling Stockholder that would control the timing, nature or amount of the Selling Stockholder’s resale of the Shares.  Furthermore, the Company will receive no proceeds from the resale by the Selling Stockholder of its Shares.  These facts support the view that the relationship the Selling Stockholder has with the Company has been, and is, that of a long-term investor, not an underwriter.

The amount of shares involved

The Company is contractually obligated to register the Shares under Amendment No. 1 because all of the Shares included in Amendment No. 1 are “registrable securities” subject to the Registration Rights and Sell-Down Agreement.  Upon notice given to the Selling Stockholder by the Company pursuant to the Registration Rights and Sell-Down Agreement that the Company intended to file a registration statement under the Securities Act to register a primary offering of securities, the Selling Stockholder, pursuant to its rights under the Registration Rights and Sell-Down

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

September 21, 2020

Agreement, requested that all of the shares of our Common Stock that it owns also be registered for resale by or on behalf of the Selling Stockholder.

Although the Shares being registered represent all of the shares of our Common Stock owned by the Selling Stockholder, or 55.9% of the outstanding shares of Common Stock, we note that the amount of shares involved is only one of the factors prescribed by Securities Act Rules C&DI 612.09 for determining whether an offering is a secondary or primary offering, and is not determinative.  We note that other guidance published by the Staff of the Commission contemplates scenarios in which a majority stockholder is able to effect a valid secondary offering.  The Staff’s interpretative positions set forth in Securities Act Forms C&DI 216.14 and Securities Act Rules C&DI 612.12 make clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a primary offering or a secondary offering.

For example, in Securities Act Forms C&DI 216.14, the Staff acknowledged that an affiliate with a large shareholding may engage in secondary offerings that are not deemed to be by or on behalf of the registrant.  Securities Act Forms C&DI 216.14 provides:

Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer. [Feb, 27, 2009]

In Securities Act Rules C&DI 612.12, the Staff took the position that even a single affiliate holding as much as 73% of the equity of an issuer may undertake a valid secondary offering if circumstances do not otherwise indicate that the affiliate is acting as an alter ego of the issuer.  Securities Act Rules C&DI 612.12 provides:

A controlling person of an issuer owns a 73% block.  That person will sell the block in a registered “at-the-market” equity offering.  Rule 415(a)(4) applies only to offerings by or on behalf of the registrant.  A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4). [Jan. 26, 2009]

These interpretive positions make clear that a majority stockholder can effect a valid secondary offering of its shares, absent facts and circumstances indicating that the stockholder is acting on behalf of the issuer.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

September 21, 2020

Whether the Selling Stockholder is in the business of underwriting securities

Neither the Selling Stockholder nor the EMG Group is in the business of underwriting securities.  The EMG Group focuses on investing across various facets of the global natural resource industry and is not affiliated with any broker-dealer or other institution that is in the business of underwriting securities.

Furthermore, the Selling Stockholder did not receive the Shares in connection with this registration, and the Selling Stockholder has not entered into any agreement, nor is any agreement being contemplated, whereby the Selling Stockholder would serve as an underwriter in connection with this registration.

Whether under all the circumstances it appears that the Selling Stockholder is acting as a conduit for the issuer

Based on the foregoing analysis and the facts set forth above, the Company believes that all of the circumstances surrounding the issuance and the proposed registration of the Shares for resale by the Selling Stockholder support the conclusion that the Selling Stockholder is not acting as a conduit in a distribution to the public, or as an “underwriter.”  While the amount of Shares registered for resale by the Selling Stockholder is significant, the Company believes that this one factor is not dispositive of the issue and that all of the factors set forth in Securities Act Rules C&DI 612.09 must be considered as a whole.

As noted above, the Selling Stockholder has held the interests represented by the Shares for over nine years.  The Selling Stockholder is not required to purchase, sell or resell any of the Shares and is free to hold the Shares for an indefinite period of time.  Further, neither the Selling Stockholder nor the EMG Group is in the business of conducting primary offerings or otherwise underwriting securities on behalf of issuers, and neither is subject to any underwriting or placement agency agreement with the Company with respect to the securities held by it.

As previously stated, the sale of the Shares by the Selling Stockholder is not analogous to a primary offering by the Company.  The Selling Stockholder has a contractual right to have the Company register the Shares on the Selling Stockholder’s behalf, but the Company does not receive any of the financial benefits from the sales of the Shares by the Selling Stockholder.  In addition, we note that the Company is not registering the Shares on a secondary basis to use Form S-3.  As explained in our response to the Staff’s comment 2 above, the Company is eligible to use Form S-3 to register both primary and secondary offerings of its securities and, therefore, does not need to register the Shares to do so.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

September 21, 2020

Further, this is not a PIPE transaction or a transaction involving warrants or convertible notes where a company is attempting to create a public market for its securities by registering securities on a secondary basis that it could not register on a primary basis.  Although no public market currently exists for our Common Stock in the United States, there already is an established public market for the Company’s Common Stock in the form of CDIs on the ASX.  The ASX publishes a market value, including all shares listed on the ASX, that is readily available for free on the Internet at:  https://www.asx.com.au/.  As a result, we expect that, if we or the Selling Stockholder offer and sell shares of our Common Stock in the United States, the price at which such shares will be sold will correspond to the price of the CDIs on the ASX, as adjusted for the CDI-to-Common Stock ratio and the exchange rate.  Moreover, as explained on the cover page of the prospectus, we intend to apply to list the Common Stock for trading on the NYSE prior to any sales of shares of Common Stock under Amendment No. 1, whether in the primary offering or the secondary offering.  Therefore, registering the Shares in the secondary offering is not conveying any benefit on the Company that it is not already receiving by registering the primary offering.

For all of the foregoing reasons, we respectfully submit that the Selling Stockholder is not, and should not be considered, an “underwriter” for purposes of Section 2(a)(11) of the Securities Act, and that the offering of the Shares is a valid secondary offering by and on behalf of the Selling Stockholder.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

September 21, 2020

In connection with the above responses, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (681) 207-7268.

Sincerely,

/s/ Richard Rose

Richard Rose
Vice President, Chief Legal Officer and Secretary